Arisawa Manufacturing Co., Ltd.
Main Office: No.5-5, 1-Chome Minamihoncho
Joetsu-City, Niigata 943-8610 JAPAN
Tel: 81-25-524-5124 Fax: 81-25-524-1117

SUPPL

September 29, 2005

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549

05011719

Re: Arisawa Manufacturing Co., Ltd. Rule 12g3-2(b) - File No. 82-4620

Arisawa Manufacturing Co., Ltd.
1-5-5 Minamihoncho,
Joetsu City, Niigata 943-8610
JAPAN

PROCESSED
OCT 19 2005
THOMSON FINANCIAL

To Whom It May Concern:

Enclosed please find the following documents:

- **Announcement of Merger with a Subsidiary**
- **Announcement of Dissolution of a Subsidiary**

These releases are to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Sincerely,

Kouji Ohta

Kouji Ohta
Arisawa Manufacturing Co.,Ltd.
General Affairs
Tel: 81-25-524-5124
Fax: 81-25-524-1117

To Our Shareholders

September 22, 2005

Name of Listed Company:	Arisawa Manufacturing Co., Ltd.
Representative:	President and Chief Executive Officer: Sanji Arisawa
Address:	1-5-5 Minami-Honcho, Joetsu City, Niigata Prefecture
Code No.:	5208
Listed Stock Exchange:	Tokyo Stock Exchange, 1st Section
Contact:	Title of Person in Charge: Director & Managing Operating Officer: Tetsuro Iizuka TEL: (025) 524-7101

Announcement of Merger with a Subsidiary

The Company adopted a resolution at the board of directors' meeting, held on September 22, 2005, that the Company shall merge with Arisawa PG Co., Ltd., our wholly owned subsidiary as set forth below and we hereby announce it. The merger shall be made in accordance with the procedures for a simplified merger.

1. Purpose of Merger

This is for the purpose of reorganizing the business organization to make efficient organizational operations of the display business and a synergistic effect of technology by merging with Arisawa PG Co., Ltd., our wholly owned subsidiary.

2. Outline of Merger

(1) Schedule of Merger

The board of directors' meeting for approval of merger:	September 22, 2005
Execution of merger agreement:	September 22, 2005
Public announcement of simplified merger:	October 5, 2005
General meeting of shareholders for approval of merger	
Arisawa Manufacturing Co., Ltd. (merged company):	As this is a simplified merger under the Commercial Code, Article 413-3, the general meeting of shareholders of the Company for approval of the merger agreement shall not be held.
Arisawa PG Co., Ltd. (predecessor company):	October 7, 2005
Date of Merger:	December 1, 2005 (Schedule)
Registration of Merger:	December 14, 2005 (Schedule)

(2) Form of Merger

It shall be a merger in which the Company shall be the surviving company and Arisawa PG Co., Ltd. shall be dissolved.

The Company owns 100% of shares of Arisawa PG Co., Ltd. and a new issuance of shares or a capital increase shall not be made in connection with the merger.

There will be no payment of delivered money due to merger.

3. Overview of Merged Companies

(1)	Trade Name	Arisawa Manufacturing Co., Ltd. (merged company) (as of June 30, 2005)	Arisawa PG Co., Ltd. (predecessor company) (as of June 30, 2005)
(2)	Business Line	Manufacturing and sales of electronic materials and display materials	Development, manufacturing and sales of optical glass materials, optical glasses, optical equipment and related products
(3)	Date of Incorporation	July 1, 1949	December 10, 2002
(4)	Address of Headquarters	1-5-5 Minami-Honcho, Joetsu City, Niigata Prefecture	1-5-5 Minami-Honcho, Joetsu City, Niigata Prefecture
(5)	Representative	President and Chief Executive Officer: Sanji Arisawa	President and Chief Executive Officer: Kenji Matsuhiro
(6)	Capital	¥7,061 million	¥10 million
(7)	Total number of outstanding shares	36,431,037 shares	200 shares
(8)	Shareholders' equity	¥33,773 million	Δ¥149 million
(9)	Total Assets	¥48,073 million	¥15 million (Note) Arisawa PG Co., Ltd. is expected to make allocation of new shares to a third party in November 2005 to dissolve insolvency. Expected amount at the end of November is capital of ¥195 million and total number of outstanding shares of 570 shares and shareholders' equity of ¥ 5 million and total assets of ¥31 million.
(10)	Fiscal Year Closed	March 31	March 31
(11)	Number of Employees (in service)	750 persons	4 persons
(12)	Major Clients	Sumitomo Shoji Plastics Co., Ltd. Kuraray Co., Ltd.	Major Vendor: Hikari Glass Co., Ltd.
(13)	Major Shareholders and Shareholding ratio (as of March 31, 2005)	Japan Trustee Services Bank, Ltd. (Trust account) 10.1% The Master Trust Bank of Japan, Ltd. (Trust account) 5.9% The Master Trust Bank of Japan, Ltd. (Employee retirement funds account/ Asahi Glass Company's Account) 5.4% Mitsubishi Gas Chemical Co., Ltd. (including employee retirement funds account) 4.0% Hachijuni Bank, Ltd. 2.7%	Arisawa Manufacturing Co., Ltd. 100%
(14)	Major Bankers	Hachijuni Bank, Ltd. Daishi Bank Ltd.	Hachijuni Bank, Ltd.
(15)	Relationship between the Companies	Capital relationship: Predecessor company is a wholly owned subsidiary of the Company. Personal relationship: One director of the Company concurrently holds office of director of the predecessor company and one employee of the Company concurrently holds office of auditor of the predecessor company. Business relationship: The Company loans the building and machinery and equipment to the predecessor company.	

(16) Business Results for the Most Recent Three Fiscal Years Closed (millions of yen)

	Arisawa Manufacturing Co., Ltd. (merged company)			Arisawa PG Co., Ltd. (predecessor company)		
Fiscal Year Closed	Year ended March 31, 2003	Year ended March 31, 2004	Year ended March 31, 2005	Year ended March 31, 2003	Year ended March 31, 2004	Year ended March 31, 2005
Sales	34,594	45,267	54,149	0	0	1
Operating profit	4,382	6,980	9,072	Δ9	Δ59	Δ69
Ordinary profit	4,552	7,252	9,658	Δ9	Δ59	Δ71
Net profit	2,469	4,271	6,003	Δ9	Δ60	Δ71
Net profit per share (yen)	90.87	143.73	182.10	Δ46,390.64	Δ299,704.26	Δ355,862.60
Dividend per share (yen)	23.00	43.00	59.00	—	—	—
Shareholders' equity per share (yen)	932.23	991.84	1,051.65	Δ3,610.36	Δ296,094.90	Δ651,955.49

(Note) Arisawa PG Co., Ltd. is expected to dissolve the insolvency by the end of November 2005.

4. Status after Merger

(1) Trade Name	Arisawa Manufacturing Co., Ltd.
(2) Business Line	Manufacturing and sales of electronic materials and display materials
(3) Address of Headquarters	1-5-5 Minami-Honcho, Joetsu City, Niigata Prefecture
(4) Representative	President and Chief Executive Officer: Sanji Arisawa
(5) Capital	¥7,061 million (No capital increase by merger)
(6) Total Assets	¥47,883 million (Δ¥190 million) (Note) It is calculated by anticipating dissolution of insolvency and the figure in the parenthesis is the expected amount of decrease by the merger.
(7) Fiscal Year Closed	March 31
(8) Impact on Business Results	Impact on non-consolidated results of the Company and consolidated results will be slight.

To Our Shareholders

September 22, 2005

Name of Listed Company:	Arisawa Manufacturing Co., Ltd.
Representative:	President and Chief Executive Officer: Sanji Arisawa
Address:	1-5-5 Minami-Honcho, Joetsu City, Niigata Prefecture
Code No.:	5208
Listed Stock Exchange:	Tokyo Stock Exchange, 1st Section
Contact:	Title of Person in Charge: Director & Managing Operating Officer: Tetsuro Iizuka TEL: (025) 524-7101

Announcement of Dissolution of a Subsidiary

The Company adopted a resolution at the board of directors' meeting, held on September 22, 2005, that Arisawa Sporting Goods Co., Ltd., one of our consolidated subsidiaries shall be dissolved and we hereby announce it.

1. Reasons for Dissolution

Arisawa Sporting Goods Co., Ltd. has been engaged in the import and sale of sporting goods, but improvement in performance cannot be expected due to deterioration of the business environment. Therefore, for more efficient business management, we have decided to transfer and concentrate the business of the company to Sinano Co., Ltd., one of our affiliated companies to which the equity method is applied and that the company shall be dissolved.

2. Overview of Arisawa Sporting Goods Co., Ltd.

(1) Trade Name	Arisawa Sporting Goods Co., Ltd.
(2) Address of Headquarters	1-18-2 Higashiryo-ke, Kawaguchi City, Saitama Prefecture
(3) Representative	Sanji Arisawa
(4) Business Line	Purchase and sale of sporting goods and related materials
(5) Date of Incorporation	February 1, 1991
(6) Capital Amount	¥10 million
(7) Shareholder Composition	Arisawa Jushi Kogyo Co., Ltd. holds 100% of shares (Arisawa Jushi Kogyo Co., Ltd. is a 100% subsidiary of the Company).

(8) Business Results for the Most Recent Three Fiscal Years Closed (millions of yen)

	Year ended January 31, 2003	Year ended January 31, 2004	Year ended January 31, 2005
Sales	699	569	446
Operating profit	Δ87	26	Δ9
Ordinary profit	Δ96	26	Δ8
Net profit	Δ90	Δ76	Δ10

3. Loss of the Company in connection with Dissolution

We expect a loss of ¥85 million, including debt waiver of loans.

4. Schedule of Dissolution

We expect closing of settlement by the end of January 2006.

5. Impact on Business Results

Impact on the non-consolidated business results of the Company and consolidated results for the year ending March 31, 2006 is expected to be slight.